UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.
(Exact name of Subject Company as specified in its charter)

Provida Pension Fund Administrator Inc.
(Translation of Subject Company’s name into English)

Administradora de Fondos de Pensiones Provida S.A.
Joaquín Cortez Huerta
Jesús del Pino Durán
Luis Fernando Ferreres Crespo
Francesc Jorda Carré
José Martos Vallecillos
María Cristina Bitar Maluk
Jorge Marshall Rivera
 (Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

020304634
(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing
fifteen (15) shares of common stock, without par value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías
Planning and Control Division Manager
Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone number: (56-2) 2351-1483
Fax number: (56-2) 2351-1019

 (Name, Address, including zip code, and telephone number, including area code, of Registrant’s agent for service)

With copy to:

Andrés V. Gil
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (the "Amendment No. 1"), filed with the Securities and Exchange Commission ("SEC") on September 25, 2013, amends and supplements the Schedule 14D-9 filed with the SEC on September 3, 2013 (as amended from time to time, the "Schedule 14D-9") by Administradora de Fondos de Pensiones Provida S.A., a corporation organized under the laws of the Republic of Chile (“Chile”) (sociedad anónima) (the “Company”).  The Schedule 14D-9 relates to the tender offer (the “U.S. Offer”) by MetLife Chile Acquisition Co. S.A., a closed corporation organized under the laws of Chile (sociedad anónima cerrada) (the “Purchaser”) that is an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), to purchase:

(i) up to 100% of the issued and outstanding Common Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and

(ii) up to 100% of the outstanding ADSs from all holders, wherever located,

for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid  election by a tendering security  holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related Common Share Acceptance Letter  (the “Acceptance Letter”) or ADS Letter of Transmittal (the “Letter of Transmittal”), as applicable.  The U.S. Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2013 by the Purchaser and MetLife (as amended or supplemented from time to time, the “Schedule TO”).

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.                      The Solicitation or Recommendation.

The first paragraph of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Chilean law does not require or contemplate that a board of directors make a recommendation to shareholders with respect to tendering into a tender offer.  In addition, under Chilean law, a board of directors cannot be required to make such a recommendation even though Chilean law does not prohibit a board of directors from doing so.  The Board, acting collectively as a corporate body, has not expressed an opinion and remains neutral with respect to the Offers.

Chilean law does require, however, that each member of the Board individually express in writing his or her reasoned opinion as to whether the Offers are advantageous (conveniente) to the interests of the Company’s shareholders.  In expressing his or her opinion, under Chilean law each director is legally responsible for its content.  As a matter of Chilean law, the individual opinions of the members of the Board, even if taken together, do not constitute a position of the Board as a legal entity or of the Company.   Accordingly, although in accordance with Chilean law and practice the Board, acting as such, remains neutral, each member of the Board, acting in his or her individual capacity, has expressed in writing his or her reasoned opinion that the Offers are advantageous (conveniente) to the interests of all shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

By:	/s/ Andrés Veszprémy Schilling
	Name:	Andrés Veszprémy Schilling
	Title:	General Counsel

/s/ Joaquín Cortez Huerta
	Name:	Joaquín Cortez Huerta
	Title:	Chairman of the Board of Directors

/s/ Jesús del Pino Durán
	Name:	Jesús del Pino Durán
	Title:	Vice-Chairman

/s/ Luis Fernando Ferreres Crespo
	Name:	Luis Fernando Ferreres Crespo
	Title:	Director

/s/ Francesc Jorda Carré
	Name:	Francesc Jorda Carré
	Title:	Director

/s/ José Martos Vallecillos
	Name:	José Martos Vallecillos
	Title:	Director

/s/ María Cristina Bitar Maluk
	Name:	María Cristina Bitar Maluk
	Title:	Director

/s/ Jorge Marshall Rivera
	Name:	Jorge Marshall Rivera
	Title:	Director

Dated:                 September 25, 2013